Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2008

Mr. Kenneth S. Shifrin
Chief Executive Officer and Chairman of the Board
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746

Re: American Physicians Service Group, Inc.
Form 10-Q for the Period Ended June 30, 2007
Filed August 17, 2007
File No. 001-31434

Dear Mr. Shifrin:

We have completed our review of your Form 10-Q for the period ended June 30, 2007 and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief